Exhibit 12.1

Motorcar Parts of America, Inc.
Statement of Computation of Ratios
(in thousands)	Three Months
	Ended June 30,		Year Ended March 31,
	2011		2011	2010	2009	2008	2007
Earnings:
Pre-tax income	(534	)(B)	20,029	14,928	6,446	7,303	(8,388)
Fixed charges	1,992		5,897	5,119	4,723	6,127	6,705
Total	1,458		25,926	20,047	11,169	13,430	(1,683)

Fixed charges:
Interest expense	1,932		5,595	4,710	4,215	5,514	5,996
Estimate of the interest within rental expense	60		302	409	508	613	709
Total	1,992		5,897	5,119	4,723	6,127	6,705

Ratio of earnings to fixed charges	—	(A)	4.40	3.92	2.36	2.19	—	(A)
_________
(A)	Earnings were insufficient to cover fixed charges by approximately $534,000 for the three months ended June 30, 2011 and $8,388,000 for the year ended March 31, 2007
(B)
Pre-tax loss for the three months ended June 30, 2011 includes non-cash $2,702,000 of cost of goods sold related to the fair value step-up of inventory acquired as of May 6, 2011 and $1,543,000 of acquisition related costs in connection with the Fenco acquisition